Exhibit 99.1

Cenovus total proved reserves up 17% to 1.9 billion BOE

Cash flow for 2011 increases 36% to $3.3 billion

•                  Proved bitumen reserves at December 31, 2011 were about 1.5 billion barrels (bbls), a 26% increase over 2010.

•                  Best estimate bitumen economic contingent resources were 8.2 billion bbls, a 34% increase over 2010.

•                  Cenovus achieved production replacement of over 400% in 2011.

•                  The Board of Directors approved a dividend increase of 10% for the first quarter of 2012 resulting in a quarterly dividend of $0.22 per share.

•                  Foster Creek and Christina Lake combined oil sands production averaged nearly 67,000 barrels per day (bbls/d) net in 2011, a 13% increase over 2010. Christina Lake average production increased nearly 50% in 2011 compared with the previous year.

•                  Coker construction and start-up of the coker and refinery expansion (CORE) project at the Wood River Refinery was successfully completed.

•                  Cenovus met or exceeded all of the 2011 milestones it established.

“We achieved another strong year and are well on the way to reaching the goals established in our long-range plan,” said Brian Ferguson, President & Chief Executive Officer of Cenovus. “Our financial results were excellent and we’ve enhanced the underlying value of the company through substantial reserves and resources growth. We’ve also announced a dividend increase of 10% for the first quarter of 2012 and we expect continued financial strength will allow our Board of Directors to place a priority on continuing to grow the dividend.”

Financial & production summary
(for the period ended December 31) ($ millions, except per share amounts)	2011 Q4	2010 Q4	% change	2011 Full Year	2010 Full Year	% change
Cash flow[1] Per share diluted	851 1.12	645 0.85	32	3,276 4.32	2,412 3.20	36
Operating earnings[1] Per share diluted	332 0.44	147 0.19	126	1,239 1.64	799 1.06	55
Net earnings Per share diluted	266 0.35	78 0.10	241	1,478 1.95	1,081 1.43	37
Capital investment	903	701	29	2,723	2,115	29
Production (before royalties)
Oil sands total (bbls/d)	74,576	60,789	23	66,533	59,045	13
Conventional oil and NGL total (bbls/d)	69,697	68,804	1	67,706	70,142	-3
Total oil and NGL production (bbls/d)	144,273	129,593	11	134,239	129,187	4
Natural gas (MMcf/d)	660	688	-4	656	737	-11

  1Cash flow and operating earnings are non-GAAP measures as defined in the Advisory. See also the Earnings Reconciliation Summary.

Calgary, Alberta (February 15, 2012) – Cenovus Energy Inc. (TSX, NYSE: CVE) delivered excellent financial and operational results in 2011 and met or exceeded all the milestones it established. Cash flow for the year increased by more than one-third compared with 2010 and average oil production increased 4%. The company continues to advance its oil projects by drilling stratigraphic test wells, moving applications through the regulatory process and constructing expansions as it works toward the goal of 500,000 bbls/d of net oil production by the end of 2021.

“The success we achieved in 2011 is a direct result of the consistent, reliable and predictable approach we take to growing value for our shareholders,” Ferguson said. “Despite the challenging economic environment, our financial results were stronger in 2011 than the previous year and we grew our oil production as well as substantially added to our reserves and contingent resources, which contributed to an increased net asset value. We’re well positioned for another successful year in 2012.”

The company’s oil sands production increased by 13% in 2011 compared with the year earlier, due to production increases at Christina Lake and Foster Creek. The phase C expansion began producing at Christina Lake in the third quarter and benefited from accelerated start-up methods the company developed, which have patents pending. In addition, the implementation of learnings from past phases contributed to improved initial production from phase C. The increased production at Foster Creek was largely a result of improved plant efficiency and well performance. Conventional oil production decreased slightly in 2011 as gains made in the new Lower Shaunavon project were offset by production curtailments caused by flooding in southern Saskatchewan. Wildfires in northern Alberta impacted pipeline transportation from Pelican Lake.

Significant reserves and contingent resources additions

The 2011 independent reserves and contingent resources evaluation supports the company’s long-term oil growth plans. At year-end 2011, Cenovus had proved bitumen reserves of about 1.5 billion bbls, an increase of 26% over 2010. This addition is primarily due to expansion of the development area at Christina Lake and improvements in overall recovery. Best estimate bitumen economic contingent resources increased 34% in 2011 to 8.2 billion bbls, primarily due to a successful 2011 stratigraphic test well drilling program. Proved light, medium and heavy oil and natural gas liquids (NGLs) reserves increased by about 4% and natural gas reserves declined by about 13%. Cenovus’s overall proved finding and development (F&D) costs in 2011 were a competitive $5.95 per BOE, excluding changes in future development costs.

“Cenovus has an abundance of top-quality oil projects, supported by the independent reserves and contingent resources evaluation,” Ferguson said. “We’re working hard to continue assessing our undeveloped areas and applying for regulatory approvals to move forward these excellent growth opportunities. Our goal is to have a sizable portfolio of approved projects ready for development.”

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Capital investment expands oil opportunities

Cenovus met its planned 2011 capital guidance, investing about $2.7 billion in its operations, with more than three-quarters being spent on oil projects. About $900 million was invested at Foster Creek and Christina Lake on the expansion of the oil sands operations and the drilling of stratigraphic test wells. Additional funds were directed to stratigraphic test well drilling programs at the company’s emerging oil sands projects to support the regulatory application process. Cenovus invested almost $320 million in its Pelican Lake oil operations, primarily on infill wells to progress the polymer flood as well as stratigraphic test wells and facility expansions. In addition, nearly $690 million was spent on conventional oil properties in southern Alberta and Saskatchewan, including Weyburn and the Lower Shaunavon and Bakken projects. Refining capital investment of nearly $400 million was directed primarily to the completion of coker construction at the Wood River Refinery’s CORE project. Cenovus plans to spend between $3.1 billion and $3.4 billion on capital investment in 2012, primarily on its oil assets. The company continues to assess which assets will create the best return for shareholders and may consider further reducing natural gas capital investment if there is no recovery in natural gas prices.

“We have established a disciplined approach to capital investment at Cenovus,” Ferguson said. “Our main priority is investing in our approved oil sands expansions and existing business operations. That’s followed closely by our commitment to paying a meaningful dividend. The remaining cash flow is allocated to future projects which are expected to provide additional growth for the company.”

Cash flow strengthens

Cash flow increased 36% in 2011 compared with the previous year to about $3.3 billion. Strong operating cash flow from the refineries as a result of significantly improved refining margins boosted the company’s overall cash flow in 2011. Production growth at the oil sands operations as well as strong oil prices also contributed to the improved cash flow.

The 2012 corporate guidance, which the company released in December, remains unchanged and can be found at www.cenovus.com under the “Invest in us” section.

Progress in goal to double net asset value

Cenovus is on track to reach its goal of doubling net asset value (NAV) between 2010 and 2015. The company established a baseline illustrative NAV of $28 per share at December 2009 and has calculated the 2011 year-end NAV to be $37 per share. Cenovus uses a conservative approach to calculate NAV, based on the average of three independent external sources. Tracking NAV enables employees to measure their progress towards increasing the value underlying each share.

New oil transportation options

Cenovus continues to proactively assess various options to transport its oil and remains supportive of pipeline projects that will open up new markets and increase competition. The company is confident there will continue to be sufficient pipeline capacity to serve its planned increase in oil production.

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Cenovus has recently started shipping oil under a firm service agreement on a pipeline that runs from Edmonton to the west coast. The firm service agreement is beneficial because it gives Cenovus the ability to negotiate longer term arrangements for markets in California and Asia. In addition to pipelines, Cenovus has also started using rail to ship oil from its Bakken operation in southern Saskatchewan.

Oil sands strategic transaction process ongoing

Cenovus is continuing its search for a strategic transaction to support development of the expanded Telephone Lake oil sands project. The company is considering recent interest in the opportunity from additional international parties.

“We received significant interest in this opportunity from around the world,” said Ferguson. “It’s in the best interest of our shareholders for us to take the necessary time to thoroughly review all possibilities. We will only undertake a transaction that has significant benefit for Cenovus shareholders.”

The company filed an updated regulatory submission for the initial phases of the Telephone Lake project in December 2011. Cenovus is continuing its development work on the asset with an active stratigraphic test well drilling program and a dewatering pilot project. The 2011 independent reserves and contingent resources evaluation places best estimate bitumen economic contingent resources for the expanded Telephone Lake project at 2.1 billion bbls. Cenovus believes the expanded Telephone Lake project could ultimately be a cornerstone project like Foster Creek and Christina Lake.

IMPORTANT NOTE: Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS). See the Advisory for definitions of non-GAAP measures used in this news release.

Oil

Daily production[1]
(Before royalties) (Mbbls/d)	2011					2010					2009[2]
	Full Year	Q4	Q3	Q2	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year
Oil sands
Foster Creek	55	55	56	50	58	51	52	50	51	51	38
Christina Lake	12	20	10	8	9	8	9	8	8	7	7
Oil sands total	67	75	66	58	67	59	61	58	59	59	44
Conventional oil
Pelican Lake	20	21	20	19	21	23	22	23	23	24	25
Weyburn	16	17	16	15	17	17	16	16	18	17	18
Other conventional oil & NGLs	31	32	31	29	32	31	31	31	29	32	32
Conventional total	68	70	67	64	71	70	69	70	70	72	74
Total oil & NGLs	134	144	133	122	137	129	130	128	129	131	119

 1 Totals may not add due to rounding.

 2 Does not include volumes from a property sold in the fourth quarter of 2009.

Oil sands

Foster Creek and Christina Lake

Cenovus’s oil sands properties in northern Alberta offer opportunities for substantial growth. The Foster Creek and Christina Lake operations use steam-assisted gravity drainage (SAGD) to drill and pump the oil to the surface. These two projects are operated by Cenovus and jointly owned with ConocoPhillips.

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Production

•                  Combined production at Foster Creek and Christina Lake increased 13% to nearly 67,000 bbls/d net in 2011 compared with the previous year. The production increase is even more significant quarter over quarter with 23% more oil sands production in the fourth quarter of 2011 compared with the same period a year earlier.

•                  Christina Lake production averaged nearly 12,000 bbls/d net in 2011, a 48% increase from the previous year. Christina Lake was producing an average of about 23,000 bbls/d net in December of 2011.

•                  The production increase at Christina Lake is primarily due to the start of production at phase C in the third quarter. The phase benefited from the success of a pilot to test new methods to accelerate the initial start-up of production from well pairs. These new methods enable the wells to start producing at peak rates faster with less initial steam. Other technological and operational enhancements also contributed to increased production at Christina Lake.

•                  Foster Creek produced an average of nearly 55,000 bbls/d net in 2011, 7% more than the 2010 average.

•                  About 11% of current production at Foster Creek comes from 41 wells using Cenovus’s Wedge WellTM technology. These single horizontal wells, drilled between existing SAGD well pairs, reach oil that would otherwise be unrecoverable. The company’s Wedge WellTM technology has the potential to increase overall recovery from the reservoir by as much as 10%, while reducing the steam to oil ratio (SOR). Christina Lake is also starting to benefit from the use of Wedge WellTM technology with four of these wells now producing.

Expansions

•                  At Christina Lake, construction of phase D is more than 70% complete and production is expected in the fourth quarter of this year. Construction of phase E is more than 30% complete, with initial production anticipated in the fourth quarter of 2013. Ground preparation also continues for phase F.

•                  An application for an amendment to the existing Christina Lake regulatory approval was submitted in December to add cogeneration facilities to the operation. The application also includes an anticipated increase in gross production capacity of 10,000 bbls/d at phase F and at phase G, resulting in each phase having a gross production capacity of 50,000 bbls/d. Christina Lake is now expected to reach gross production capacity of 278,000 bbls/d by the end of 2019.

•                  At Foster Creek, work continues on the next three expansion phases, F, G and H. Ground preparation is now complete for all three phases and at phase F, site preparation and the installation of pipe racks continue to progress on schedule. With the completion of phases F, G and H and the addition of future phases, Foster Creek is expected to reach gross production capacity of between 290,000 bbls/d and 310,000 bbls/d.

•                  Combined capital investment at Foster Creek and Christina Lake was about $900 million in 2011, a 45% increase compared with 2010. This includes spending on the expansion phases and stratigraphic test wells.

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Operating costs

•                  Operating costs at Foster Creek averaged $11.34/bbl in 2011, a 9% increase from $10.40/bbl the previous year. Non-fuel operating costs at Foster Creek were $9.15/bbl in 2011 compared with $8.12/bbl in 2010, a 13% increase. The increases were mostly due to higher staffing levels, increased repairs and maintenance costs as well as higher workover costs.

•                  Operating costs at Christina Lake were $20.20/bbl in 2011, a 23% increase from $16.47/bbl the previous year. Non-fuel operating costs at Christina Lake were $17.16/bbl in 2011 compared with $13.45/bbl in 2010, a 28% increase. The increase was largely due to higher staffing costs in preparation for operations to begin at phase C and future expansions. There were also increased repairs and maintenance costs. As production from new phases continues to increase to full capacity, the company expects a decrease in per barrel operating costs.

•                  Operating costs at both Foster Creek and Christina Lake in 2012 are expected to be consistent with the estimates provided in the company’s guidance released in December.

Steam to oil ratios (SORs)

•                  Cenovus continued to achieve some of the best SORs in the industry with ratios of approximately 2.2 at Foster Creek and 2.3 at Christina Lake for a combined SOR of about 2.2 in 2011. The SOR at Christina Lake in 2011 was slightly higher than the previous year due to the increased need for steam to start-up phase C. As production climbs, the company expects the SOR to decrease.

•                  SOR measures the number of barrels of steam needed for every barrel of oil produced, with Cenovus having one of the lowest ratios in the industry. A lower SOR means less natural gas is used to create the steam, which results in reduced capital and operating costs, fewer emissions and lower water usage.

New bitumen blend stream

In the fourth quarter, Cenovus launched a new stand alone Christina Lake bitumen blend stream called Christina Dilbit Blend (CDB), which is for sale at the Hardisty hub. CDB is a heavy stream with a price that’s currently at a discount to the Western Canadian Select (WCS) heavy benchmark. The initial sales of the CDB stream have resulted in wider discounts attributable to often lengthy refinery testing and approval requirements for any new crude. It is expected that the CDB differential to WCS will narrow as it gains acceptance with a wider base of refining customers.

Future projects

Cenovus has an enormous opportunity to deliver increased shareholder value through production growth from its oil sands assets in the Athabasca region of northern Alberta, most of which are undeveloped. The company has identified 10 emerging projects and continues to assess its resources to prioritize development plans and support regulatory applications. Cenovus currently has projects with total expected gross production of 400,000 bbls/d moving through the regulatory process.

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•                  A joint regulatory application and environmental impact assessment was submitted in the fourth quarter for a commercial SAGD project at Grand Rapids in the Greater Pelican Region. A pilot has been underway for more than a year and a second well pair is now being drilled. First production from the commercial project is anticipated for 2017. Grand Rapids has the potential to reach production capacity of 180,000 bbls/d.

•                  A revised joint regulatory application and environmental impact assessment for the Telephone Lake project in the Borealis Region was also submitted in the fourth quarter.  The application updates the expected production capacity to 90,000 bbls/d from the original 35,000 bbls/d application that was filed in 2007.

•                  The regulatory application for the Narrows Lake project, jointly owned with ConocoPhillips, is being reviewed by the regulators and Cenovus anticipates receiving approvals by mid-2012. The application includes the option of using a combination of SAGD and solvent aided process (SAP) for oil production. Narrows Lake is expected to have gross production capacity of 130,000 bbls/d, with initial production expected in 2016.

Conventional oil

Pelican Lake

Cenovus produces heavy oil from the Wabiskaw formation at its wholly-owned Pelican Lake operation in the Greater Pelican Region, about 300 kilometres north of Edmonton. While this property produces conventional heavy oil, it’s managed as part of Cenovus’s oil sands segment. Since 2006, polymer has been injected along with the waterflood to enhance production from the reservoir. Based on reservoir performance of the polymer flood, the company has initiated a new multi-year growth plan for Pelican Lake with production expected to reach 55,000 bbls/d by the end of 2016.

•                  Pelican Lake produced approximately 20,000 bbls/d in 2011, an 11% decrease in production compared with 2010 partially due to curtailment of production in the second quarter caused by wildfires restricting pipeline transportation as well as scheduled maintenance and expected natural declines.

•                  Operating costs at Pelican Lake averaged $14.86/bbl in 2011, a 17% increase from $12.71/bbl in 2010. The increase is mainly due to increased staffing levels, higher workover and chemical costs for the expanded polymer flood, and lower production.

•                  Capital spending at Pelican Lake in 2011 was $317 million, about triple the amount invested in 2010. Spending was primarily related to infill drilling and facility expansions for the polymer flood. This investment is expected to result in increased production in 2012.

Other conventional

In addition to Pelican Lake, Cenovus has extensive oil operations in Alberta and Saskatchewan. These include the established Weyburn operation that uses CO2 to enhance recovery, the emerging Bakken and Lower Shaunavon tight oil assets in southern Saskatchewan as well as established properties in southern Alberta.

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Cenovus is anticipating oil production from these properties to reach between 65,000 bbls/d and 75,000 bbls/d by the end of 2016.

•                  The Weyburn operation produced more than 16,000 bbls/d net in 2011, slightly less than the previous year. Flooding in the second quarter had a negative impact on production.

•                  Lower Shaunavon production averaged approximately 2,000 bbls/d in 2011, more than double 2010 production. Average December production at Lower Shaunavon was nearly 3,500 bbls/d. At the end of the year, Cenovus had 73 horizontal wells and one vertical well producing.

•                  The company’s Bakken operation had average oil production of more than 1,500 bbls/d in 2011, including royalty interest volumes, and a December average production rate of more than 2,700 bbls/d. Cenovus was operating 22 wells in the Bakken project at the end of 2011.

•                  Late last year, Cenovus began using rail as a transportation option to send some of its Bakken production to market.

•                  Operating costs for Cenovus’s conventional oil and liquids operations, excluding Pelican Lake, increased 16% to $13.84/bbl in 2011 compared with 2010. This was mainly due to higher electricity costs, increased repairs and maintenance and workover activity, higher staffing costs as well as increased trucking and waste handling costs.

Natural Gas

(Before royalties) (MMcf/d)	Daily production
	2011					2010					2009
	Full Year	Q4	Q3	Q2	Q1	Full Year	Q4	Q3	Q2	Q1	Full Year
Natural Gas[1]	656	660	656	654	652	737	688	738	751	775	837

1 2010 production includes a contribution from non-core assets sold in the third quarter of 2010.

Cenovus has a solid base of established, reliable natural gas properties in Alberta. These assets are an important component of the company’s financial foundation, generating operating cash flow well in excess of their ongoing capital investment requirements. The natural gas business also acts as an economic hedge against price fluctuations, because natural gas fuels the company’s oil sands and refining operations.

•                  Natural gas production in 2011 was approximately 656 million cubic feet per day (MMcf/d), an 11% decline from the previous year. Nearly one-third of this decline was attributable to the sale of non-core natural gas properties in 2010. The remainder of the decrease was due to the company shifting capital to oil development as well as expected natural production declines.

•                  Cenovus’s average realized sales price for natural gas, including hedges, was $4.52 per thousand cubic feet (Mcf) in 2011 compared with $5.16 per Mcf in 2010.

•                  The company invested $116 million in its natural gas properties in 2011. These assets generated $777 million of operating cash flow, providing an excess of $661 million of the capital spent on them, helping to fund development of the company’s oil assets.

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•                  Cenovus plans to manage declines in natural gas volumes, targeting a long-term production level of between 400 MMcf/d and 500 MMcf/d to match Cenovus’s future anticipated internal usage at its oil sands and refining facilities.

Refining

Cenovus’s refining operations include the Wood River Refinery in Illinois and the Borger Refinery in Texas, which are jointly owned with the operator, ConocoPhillips.

•                  Construction of the 65,000 bbls/d coker at the CORE project was completed in the fourth quarter and the start-up activities were accomplished successfully and safely. The project was within 10% of its original budget with capital expenditures of approximately US$3.8 billion (US$1.9 billion net to Cenovus).

•                  The CORE project has resulted in a clean product yield increase of 5% at the Wood River Refinery.

•                  Once testing of the CORE project is complete, total processing capability of heavy Canadian crudes will be dependent upon the quality of available crudes and will be optimized to maximize economic benefit. The total heavy crude processing capability is expected to be in the range of 200,000 bbls/d to 220,000 bbls/d. Combined with the 35,000 bbls/d heavy crude oil refining capacity at the Borger Refinery, the total heavy crude oil refining capacity of the two refineries is expected to be approximately 235,000 bbls/d to 255,000 bbls/d.

•                  Operating cash flow from the refineries was $976 million in 2011, compared with $67 million in 2010. The increased operating cash flow was due to significantly improved refining margins as a result of higher global refined product prices. The refineries also benefited from discounted feedstock costs due to a surplus of oil available in the region and discounts on heavy crude oil.

•                  Cenovus's operating cash flow is calculated on a first-in, first-out (FIFO) inventory accounting basis. Using the last-in, first-out (LIFO) accounting method employed by most U.S. refiners, Cenovus's 2011 refining operating cash flow would have been $95 million lower than under FIFO, compared with $19 million lower in 2010.

•                  For the full year, the company’s refining business generated $585 million of operating cash flow in excess of the $391 million of capital expenditures, providing additional funds for the development of upstream oil assets.

•                  The refining business achieved fourth quarter operating cash flow of $241 million compared with $129 million during the same quarter of 2010.

•     Cenovus expects first quarter 2012 refining operating cash flow to be in the range of $150 million to $250 million.

•                  In 2011, the two refineries produced approximately 419,000 bbls/d of refined products, an increase of 3% compared with the previous year.

•                  Refinery crude utilization averaged 89% or 401,000 bbls/d of crude throughput in 2011, an increase from the 86%, or 386,000 bbls/d of throughput in 2010.

•                  Almost one-third of the total crude feedstock at these two refineries was heavy oil from Canada. Both the amount and proportion of heavy crude oil processed is expected to increase in 2012 due to the implementation of CORE.

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•                  Despite some weather-related outages during the year, crude utilization improved in 2011 compared with utilization rates in 2010, which were affected by scheduled turnarounds as well as refinery optimization activities in response to weak market conditions.

2011 Reserves and Contingent Resources

All of Cenovus’s reserves and resources are evaluated each year by independent qualified reserves evaluators.

•                  At year end 2011, Cenovus had total proved reserves of 1.9 billion barrels of oil equivalent (BOE), an increase of 17% compared with 2010.

•                  Proved bitumen reserves increased 26% in 2011 compared with 2010, to about 1.5 billion bbls. This increase was primarily due to expansion of the development area at Christina Lake and improvements in overall recovery at both Foster Creek and Christina Lake.

•                  Best estimate bitumen economic contingent resources increased 34% in 2011 to 8.2 billion bbls. This growth was driven primarily by a successful 2011 stratigraphic test well drilling program.

•                  Proved light, medium and heavy oil reserves increased by about 4%, as positive revisions outpaced production.

•                  Proved natural gas reserves declined by about 13% in 2011 as production outpaced additions and positive technical revisions.

•                  Cenovus’s proved F&D costs in 2011 were $5.95 per BOE, excluding changes in future development costs.

•                  Cenovus achieved production replacement of over 400% in 2011.

•                  The overall proved reserves life index is approximately 22.4 years, a 21% increase compared with 2010. The depth of the company’s bitumen assets is extensive with a bitumen proved reserves life index of 60 years, a 12% increase. The oil and NGLs proved reserves life is 12.7 years.

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Proved reserves reconciliation
(Before royalties)	Bitumen (MMbbls)	Heavy Oil (MMbbls)	Light & Medium Oil & NGLs (MMbbls)	Natural Gas & CBM (Bcf)
Start of 2011	1,154	169	111	1,390
Extensions & improved recovery	256	16	13	50
Technical revisions	69	2	1	29
Economic factors	-	1	-	-28
Acquisitions	-	-	-	-
Divestitures	-	-	-	-
Production[1]	-24	-13	-10	-238
End of 2011	1,455	175	115	1,203
% Change	26	4	4	-13
Developed Undeveloped	168 1,287	120 55	90 25	1,179 24
Total proved	1,455	175	115	1,203
Total probable	490	109	51	391
Total proved plus probable	1,945	284	166	1,594

1Production used for the reserves reconciliation differs from reported production as it includes Cenovus gas volumes provided to the FCCL Partnership for steam generation, but does not include royalty interest production. See the Advisory – Oil and Gas Information for more information about royalty interest production.

Proved reserves costs[1]
(Before royalties)	2011	2010	3 Year
Capital Investment ($ millions)
Finding and Development	2,175	1,374	4,633
Finding, Development and Acquisitions	2,244	1,422	4,898
Proved Reserves Additions[2] (MMBOE)
Finding and Development	366	376	943
Finding, Development and Acquisitions	366	377	943
Proved Reserves Costs[2] ($/BOE)
Finding and Development[3]	5.95	3.65	4.91
Finding, Development and Acquisitions[4]	6.14	3.77	5.19

1 Finding and Development Cost calculations presented in the table do not include changes in future development costs. See the Advisory – Finding and Development Costs for a full description of the methods used to calculate Finding and Development Costs which include the change in future development costs.

2 Reserves Additions for Finding and Development are calculated by summing technical revisions, extensions and improved recovery, discoveries and economic factors. Reserves Additions for Finding, Development and Acquisitions are calculated by summing Reserves Additions for Finding and Development and additions from acquisitions. See the Advisory – Oil and Gas Information.

3  Finding and Development Costs without changes in future development costs is equal to Finding and Development Capital Investment divided by Finding and  Development Reserves Additions.

4 Finding, Development and Acquisitions without changes in future development costs is equal to Finding, Development and Acquisitions Capital Investment divided by Finding, Development and Acquisitions Reserves Additions.

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Bitumen contingent resources
(Before royalties)
Economic Contingent Resources[1]	Bitumen (billion bbls)
	2011	2010	% Change
Low Estimate	6.0	4.4	36
Best Estimate	8.2	6.1	34
High Estimate	10.8	8.0	35

1 For the definition of contingent resources, economic contingent resources and low, best and high estimate and a description of the contingencies associated with Cenovus’s economic contingent resources, please see the Advisory – Oil and Gas Information. There is no certainty that it will be commercially viable to produce any portion of the contingent resources.

Financial

Dividend

The Cenovus Board of Directors has approved a 10% increase in the first quarter 2012 dividend to $0.22 per share, payable on March 30, 2012 to common shareholders of record as of March 15, 2012. Based on the February 14, 2012 closing share price on the Toronto Stock Exchange of $38.60, this represents an annualized yield of about 2.3%. Declaration of dividends is at the sole discretion of the Board. Cenovus’s continued commitment to the dividend is an important aspect of the company’s strategy to focus on increasing total shareholder return.

Hedging strategy

The natural gas and crude oil hedging strategy helps Cenovus to achieve more predictability around cash flow and safeguard its capital program. The strategy allows the company to financially hedge up to 75% of this year’s expected natural gas production, net of internal fuel use, and up to 50% and 25%, respectively, in the two following years. The company has Board approval for fixed price hedges on as much as 50% of net liquids production this year and 25% of net liquids production for each of the following two years.

In addition to financial hedges, Cenovus benefits from a natural hedge with its gas production. About 125 MMcf/d of natural gas is expected to be consumed at the company’s SAGD and refinery operations, which is offset by the gas Cenovus produces. The company's financial hedging positions are determined after considering this natural hedge.

Cenovus’s hedge positions at December 31, 2011 include:

•                  approximately 65% of expected 2012 natural gas production hedged; 130 MMcf/d at an average NYMEX price of US$5.96/Mcf and 127 MMcf/d at an average AECO price of C$4.50/Mcf, plus 125 MMcf/d of internal usage

•                  approximately 30% of expected 2012 oil production hedged, with 24,800 bbls/d at a WTI price of US$98.72/bbl and an additional 24,500 bbls/d at an average WTI price of C$99.47/bbl

•                  166 MMcf/d of natural gas hedged for 2013 at an average NYMEX price of US$4.64/Mcf, plus internal usage.

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Financial highlights

•                  Cash flow in 2011 was $3.3 billion, or $4.32 per share diluted, compared with $2.4 billion, or $3.20 per share diluted, a year earlier.

•                  Operating earnings in 2011 were $1.2 billion, or $1.64 per share diluted, compared with about $800 million, or $1.06 per share diluted, for the same period last year.

•                  Earnings in 2011 reflect an after-tax impairment of property plant and equipment of $30 million, primarily attributable to the writedown of a catalytic cracking unit at the Wood River Refinery, compared with an after-tax charge of $9 million in 2010.

•                  Both cash flow and operating earnings were higher in 2011 primarily due to improved operating cash flow from the company’s refineries and higher average crude oil sales prices and volumes.

•                  Cenovus’s realized after-tax hedging gains were $51 million in 2011. Cenovus received an average realized price, including hedging, of $69.99/bbl for its oil in 2011, compared with $62.61/bbl during 2010. The average realized price, including hedging, for natural gas in 2011 was $4.52/Mcf, compared with $5.16/Mcf in 2010.

•                  Cenovus recorded income tax expense of $729 million, a $506 million increase over the previous year largely because of increased refining income, which is subject to tax at the higher U.S. rate.

•                  Cenovus’s net earnings for the year were $1.5 billion compared with $1.1 billion in 2010. Net earnings were positively affected by an unrealized after-tax hedging gain of $134 million, strong refining results and higher average sales prices and volumes for crude oil.

•                  Capital investment during the year was $2.7 billion, a 29% increase compared with 2010 as the company continues to advance development of its oil opportunities.

•                  General and administrative expenses increased about 20% in 2011 compared with 2010. This is primarily because of the need for more staff as the company grows, which results in increased salaries and benefits, long-term incentive expense and office costs.

•                  Cenovus continues to target a debt to capitalization ratio of between 30% and 40% and a debt to adjusted EBITDA ratio of between 1.0 and 2.0 times. At December 31, 2011, the company’s debt to capitalization ratio was 27% and debt to adjusted EBITDA, on a trailing 12-month basis, was 1.0 times.

Earnings reconciliation summary
(for the period ended December 31) ($ millions, except per share amounts)	2011 Q4	2010 Q4	2011 Full Year	2010 Full Year
Net earnings Add back (losses) & deduct gains: Per share diluted	266 0.35	78 0.10	1,478 1.95	1,081 1.43
Unrealized mark-to-market hedging gain (loss), after-tax	-180	-197	134	34
Non-operating foreign exchange gain (loss), after-tax	25	118	14	153
Divestiture gain (loss), after-tax	89	-2	91	83
Gain on asset acquisition	-	12	-	12
Operating earnings	332	147	1,239	799
Per share diluted	0.44	0.19	1.64	1.06

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Oil sands project schedule[1]
Project phase	Actual/expected gross production capacity (bbls/d)	Expected cumulative gross production capacity (bbls/d)	Regulatory application submissions[2]	First production target[2,3]
Foster Creek[4]
A-E5	120,000	120,000	Q1 1999	Q1 2002
F5	45,000	165,000	Q2 2009	2014
G5	40,000	205,000	Q2 2009	2015
H5	40,000	245,000	Q2 2009	2016
Future phases	45,000 – 65,000	290,000 – 310,000	2013	2017
Christina Lake[4]
A-B5	18,000	18,000	Q3 1998	Q4 2002
C5	40,000	58,000	Q3 2007	Q3 2011
D5	40,000	98,000	Q3 2007	Q4 2012
E5	40,000	138,000	Q4 2009	Q4 2013
F5	50,000 (previously 40,000)	188,000 (previously 178,000)	Q4 2009	2016
G5	50,000 (previously 40,000)	238,000 (previously 218,000)	Q4 2009	2017
H	40,000	278,000 (previously 258,000)	2013	2019
Narrows Lake[4]
A-C	130,000	130,000	Q2 2010	2016
Grand Rapids
A-C	180,000	180,000	Q4 2011	2017
Telephone Lake
A-B	90,000	90,000	Q4 2011	TBD

1Timelines are subject to regulatory and partner approvals.

2 Future dates are company forecasts, please see the Advisory – Forward-Looking Information.

3 There is an anticipated ramp up period of approximately 12 to 18 months following first production although the accelerated start-up process being tested at Christina Lake is currently showing improvements to that timing.

4 Properties 50% owned by ConocoPhillips.

5 Approved by regulator.

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Conference call today

9:00 a.m. Mountain Time (11:00 a.m. Eastern Time)

Cenovus will host a conference call today, February 15, 2012, starting at 9:00 a.m. MT (11:00 a.m. ET). To participate, please dial 888-231-8191 (toll-free in North America) or 647-427-7450 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 2:00 p.m. MT on February 15, 2012, until midnight February 22, 2012, by dialing 855-859-2056 or 416-849-0833 and entering conference passcode 44449209. A live audio webcast of the conference call will also be available via www.cenovus.com. The webcast will be archived for approximately 90 days.

ADVISORY

Effective January 1, 2011, Cenovus adopted International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. Cenovus’s 2011 consolidated financial statements and the 2010 comparative information have been prepared under IFRS. Refer to our Consolidated Financial Statements and associated Management’s Discussion and Analysis (MD&A) for further information.

NON-GAAP MEASURES

This news release contains references to non-GAAP measures as follows:

•                  Operating cash flow is defined as revenues, less purchased product, transportation and blending, operating expenses, production and mineral taxes plus realized gains, less losses on risk management activities and is used to provide a consistent measure of the cash generating performance of the company’s assets and improves the comparability of Cenovus’s underlying financial performance between periods.

•                  Cash flow is defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital, both of which are defined on the Consolidated Statement of Cash Flows in Cenovus’s interim Consolidated Financial Statements.

•                  Operating earnings is defined as net earnings excluding non-operating items such as the after-tax impacts of a gain/loss on discontinuance, the gain on asset acquisition, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax gain/loss on translation of U.S. dollar denominated notes issued from Canada and the partnership contribution receivable, the after-tax foreign exchange gain/loss on settlement of intercompany transactions, after-tax gains or losses on divestiture of assets, deferred income tax on foreign exchange related to U.S. dollar intercompany debt recognized for tax purposes only and the effect of changes in statutory income tax rates. Management views operating earnings as a better measure of performance than net earnings because the excluded items reduce the comparability of the company’s underlying financial performance between periods. The majority of the U.S. dollar debt issued from Canada has maturity dates in excess of five years.

•                  Debt to capitalization and debt to adjusted EBITDA are two ratios that management uses to steward the company’s overall debt position as measures of the company’s overall financial strength.

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Debt is defined as short-term borrowings and long-term debt, including the current portion, excluding any amounts with respect to the partnership contribution payable and receivable. Capitalization is a non-GAAP measure defined as debt plus shareholders’ equity. Adjusted EBITDA is defined as adjusted earnings before finance costs, interest income, income taxes, depreciation, depletion and amortization, exploration expense, unrealized gain or loss on risk management, foreign exchange gains or losses, gains or losses on divestiture of assets and other income and loss.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Cenovus’s liquidity and its ability to generate funds to finance its operations. For further information, refer to Cenovus’s most recent MD&A available at www.cenovus.com.

FINDING AND DEVELOPMENT COSTS

Finding and development costs disclosed in this news release do not include the change in estimated future development costs. Cenovus uses finding and development costs without changes in estimated future development costs as an indicator of relative performance to be consistent with the methodology accepted within the oil and gas industry.

Finding and development costs for proved reserves, excluding the effects of acquisitions and dispositions but including the change in estimated future development costs were $13.99/BOE for the year ended December 31, 2011, $10.55/BOE for the year ended December 31, 2010 and averaged $13.05/BOE for the three years ended December 31, 2011. Finding and development costs for proved plus probable reserves, excluding the effects of acquisitions and dispositions but including the change in estimated future development costs were $10.69/BOE for the year ended December 31, 2011, $9.78/BOE for the year ended December 31, 2010 and averaged $12.37/BOE for the three years ended December 31, 2011. These finding and development costs were calculated by dividing the sum of exploration costs, development costs and changes in future development costs in the particular period by the reserves additions (the sum of extensions and improved recovery, discoveries, technical revisions and economic factors) in that period. The aggregate of the exploration and development costs incurred in a particular period and the change during that period in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that period.

NET ASSET VALUE

With respect to the particular year being valued, the net asset value (NAV) disclosed herein is based on the number of issued and outstanding Cenovus shares adjusted for the dilutive effect of stock options or other contracts as at December 31. We calculate NAV as an average of (i) our average trading price for the month of December, (ii) an average of net asset values published by external analysts in December following the announcement of our budget forecast, and (iii) an average of two net asset values based primarily on discounted cash flows of independently evaluated reserves, resources and downstream data and using internal corporate costs, with one based on constant prices and costs and one based on forecast prices and costs.

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OIL AND GAS INFORMATION

The reserves and resources data is presented as at December 31, 2011 using McDaniel & Associates Consultants Ltd. (“McDaniel”) January 1, 2012 forecast prices and costs. We hold significant fee title rights which generate production for our account from third parties leasing those lands. The before royalties volumes presented in the reserves reconciliation (i) do not include reserves associated with this production and (ii) the production differs from other publicly reported production as it includes Cenovus gas volumes provided to the FCCL Partnership for steam generation, but does not include royalty interest production.

Certain natural gas volumes have been converted to BOE on the basis of six Mcf to one bbl. BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead.

The estimates of bitumen contingent resources were prepared effective December 31, 2011 by McDaniel & Associates Consultants Ltd., an independent qualified reserves evaluator, based on the Canadian Oil and Gas Evaluation Handbook and in compliance with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”).

•                  Contingent Resources are those quantities of bitumen estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include such factors as economic, legal, environmental, political and regulatory matters or a lack of markets. It is also appropriate to classify as contingent resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage. The estimate of contingent resources has not been adjusted for risk based on the chance of development.

•                  Economic Contingent Resources are those contingent resources that are currently economically recoverable based on specific forecasts of commodity prices and costs. In Cenovus’s case, contingent resources were evaluated using the same commodity price assumptions that were used for the 2011 reserves evaluation, which comply with NI 51-101 requirements.

•                  Best Estimate is considered to be the best estimate of the quantity of resources that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. Those resources that fall within the best estimate have a 50 percent confidence level that the actual quantities recovered will equal or exceed the estimate.

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Contingent resources are estimated using volumetric calculations of the in-place quantities, combined with performance from analog reservoirs. Contingencies which must be overcome to enable the reclassification of contingent resources as reserves can be categorized as economic, non-technical and technical. The Canadian Oil and Gas Evaluation Handbook identifies non-technical contingencies as legal, environmental, political and regulatory matters or a lack of markets. The contingencies applicable to our contingent resources are not categorized as economic and for the most part are due to regulatory approval of development projects at our properties, partner sanction and adequate capital funding within five years.

FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking statements and other information (collectively “forward-looking information”) about our current expectations, estimates and projections, made in light of our experience and perception of historical trends. Forward-looking information in this news release is identified by words such as “anticipate”, “believe”, “expect”, “plan”, “forecast”, “target”, “project”, “could”, “focus”, “vision”, “goal”, “proposed”, “scheduled”, “outlook”, “potential”, “may” , “looking forward to”, or similar expressions and includes suggestions of future outcomes, including statements about our growth strategy and related schedules, projected future value or net asset value, forecast operating and financial results, planned capital expenditures, expected future production, including the timing, stability or growth thereof, expected future refining capacity, anticipated finding and development costs, expected reserves and contingent and prospective resources estimates, potential dividends and dividend growth strategy, anticipated timelines for future regulatory, partner or internal approvals, future impact of regulatory measures, forecasted commodity prices, future use and development of technology, including technology and procedures to reduce our environmental impact, and projected increasing shareholder value. Readers are cautioned not to place undue reliance on forward-looking information as our actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in our current guidance, available at www.cenovus.com; our projected capital investment levels, the flexibility of our capital spending plans and the associated source of funding; the estimation of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; our ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects or stages thereof; our ability to generate sufficient cash flow from operations to meet our current and future obligations; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

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The risk factors and uncertainties that could cause our actual results to differ materially, include: volatility of and assumptions regarding oil and gas prices; the effectiveness of our risk management program, including the impact of derivative financial instruments and the success of our hedging strategies; accuracy of cost estimates; fluctuations in commodity prices, currency and interest rates; fluctuations in product supply and demand; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks; maintaining desirable ratios of debt to adjusted EBITDA as well as debt to capitalization; our ability to access various sources of debt and equity capital; accuracy of our reserves, resources and future production estimates; our ability to replace and expand oil and gas reserves; the ability of us and ConocoPhillips to maintain our relationship and to successfully manage and operate our integrated heavy oil business; reliability of our assets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; refining and marketing margins; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of crude oil into petroleum and chemical products; risks associated with technology and its application to our business; the timing and the costs of well and pipeline construction; our ability to secure adequate product transportation; changes in Alberta’s regulatory framework, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on our business, our financial results and our consolidated financial statements; changes in the general economic, market and business conditions; the political and economic conditions in the countries in which we operate; the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against us.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a full discussion of our material risk factors, see “Risk Factors” in our most recent AIF/Form 40-F, “Risk Management” in our current MD&A and risk factors described in other documents we file from time to time with securities regulatory authorities, all of which are available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and our website at www.cenovus.com.

Wedge WellTM is a trademark of Cenovus Energy Inc.

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Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $33 billion. For more information, visit www.cenovus.com.

CENOVUS CONTACTS:

Investors: Susan Grey Director, Investor Relations 403-766-4751 Bill Stait Senior Analyst, Investor Relations 403-766-6348 Graham Ingram Senior Analyst, Investor Relations 403-766-2849	Media: Rhona DelFrari Director, Media Relations 403-766-4740

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